

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

April 10, 2008

By Facsimile and U.S. Mail

Jon D. Botsford
Secretary
Furniture Brands International, Inc.
101 South Hanley Road
St. Louis, MO 63105

Re: Furniture Brands International, Inc.
     Definitive Proxy Statement on Schedule 14A
     Filed March 31, 2008
     File No. 001-00091
     Additional Soliciting Material filed pursuant to Rule 14a-12 on
     March 31, 2008, April 3, 2008, and April 7, 2008

Dear Mr. Botsford:

We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. Please evaluate whether the information you have provided to shareholders is materially complete, in light of the contested solicitation that does not appear to be referenced in materials you have provided. Please tell us what consideration you have given to sending

out additional materials to shareholders commenting on Sun Capital's proposal. Please also tell us when Furniture Brands learned that Sun Capital was intending to engage in a proxy contest. We note that Sun Capital filed its Schedule 13D/A on March 28, 2008 and under Item 4 of that Schedule announced its intention to nominate certain individuals for election as directors. Finally, please also file the proxy card for our review.

Definitive Additional Soliciting Materials

2. Each statement or assertion of opinion or belief made in your proxy statement and/or your additional soliciting material must be characterized as such and be supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. For example, we note the following factual assertions that should be specifically supported or deleted:

   - "We believe that their goal is to install directors that will serve the interests of Sun Capital and that their interests are not consistent with maximizing the value of Furniture Brands for all of our shareholders."
   - "Furniture Brands has one of the strongest balance sheets in the industry."
   - "We have achieved significant milestones…"

   While we recognize many of the statements in the soliciting materials are already in compliance with this comment, please revise any future additional soliciting materials to the extent necessary and provide supplemental support where appropriate for any non-conforming statements.

3. Please avoid issuing statements in your soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements in future solicitations. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. For example, provide reasonable, factual support for or refrain from making the following statement: "Their assertions are wrong, and they are attempting to mislead stockholders."

Closing Information

Please amend the proxy statement in response to these comments. Clearly and precisely mark the changes to the proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3411 or, in may absence, to Celeste Murphy, Special Counsel, at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions